Exhibit 99.30

News Release

THERATECHNOLOGIES ANNOUNCES FINANCIAL RESULTS

FOR THE THIRD QUARTER OF 2018

Montreal, Canada – October 4, 2018 – Theratechnologies Inc. (Theratechnologies) (TSX: TH) today announced its financial results for the third quarter ended August 31, 2018.

Third quarter 2018 financial highlights

•	Record third quarter net sales of $17,714,000, up 58% from the same quarter last year

•	First full quarter of sales of Trogarzo™

•	EGRIFTA® sales up 15% from the same quarter last year

•	Positive EBITDA of $2,735,000 in the third quarter of 2018 compared to a negative EBITDA of $(2,046,000) for the same quarter last year[1]

•	Cash position of $66,490,000 at August 31, 2018

“Our third quarter results speak for themselves. After only one full quarter of sales of Trogarzo™, we have recorded strong revenue growth and a positive EBITDA. Our Company is on the path of growth. Of course, Trogarzo™ is a central part of this and we will continue to make the required investments to generate the best return possible,” said Luc Tanguay, President and CEO, Theratechnologies Inc.

“The potential launch of Trogarzo™ in Europe as well as a positive decision on the new formulation of EGRIFTA® in the United States represent other major opportunities for Theratechnologies,” added Mr. Tanguay.

Third quarter 2018 financial results

Financial results presented in this press release are taken from the Company’s Management’s Discussion and Analysis, or MD&A, and unaudited consolidated financial statements for the nine-month period ended August 31, 2018, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The MD&A and the unaudited consolidated financial statements can be found at www.sedar.com and www.theratech.com. Unless specified otherwise, all amounts in this press release are in Canadian dollars and all capitalized terms have the meaning ascribed thereto in our MD&A. As used herein, EGRIFTA® refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. Trogarzo™ refers to ibalizumab for the treatment of multidrug resistant HIV-1 patients.

Consolidated revenue for the three- and nine-month periods ended August 31, 2018 was $17,714,000 and $40,258,000 compared to $11,217,000 and $30,268,000 for the same periods ended August 31, 2017, an increase of 58% and 33% respectively. Revenue growth reflects the added contribution of Trogarzo™ as well as the continued progression of EGRIFTA® sales.

[1]	See “Non-IFRS Financial Measures” below

Net sales of EGRIFTA® were our strongest ever. EGRIFTA® net sales revenue was $12,850,000 in the third quarter of fiscal 2018, compared to $11,217,000 in the third quarter of the prior year, representing an increase of 15%. In USD, net EGRIFTA® sales in the third quarter of fiscal 2018 were $9,810,000 compared to $8,718,000 in the third quarter of fiscal 2017, an increase of 13%.

Revenue for the three and nine-month periods ended August 31, 2018 reflects increased unit volumes and higher prices for EGRIFTA® for the comparable periods in 2017. Those gains were partially offset by the mix of third-party payers, which now include more Medicaid and other financial assistance programs. These programs typically involve rebates which impacts the average net selling price.

The third quarter of 2018 represents the first full quarter of sales for Trogarzo™ as it only became commercially available on April 30, 2018. For the third quarter of 2018, Trogarzo™ revenues amounted to $4,864,000 or US$3,713,000.

For the three- and nine-month periods ended August 31, 2018, cost of sales was $6,074,000 and $11,009,000 compared to $2,659,000 and $6,750,000 in the comparable periods of fiscal 2017. Cost of goods sold was $4,355,000 and $7,589,000 compared to $1,333,000 and $3,598,000 for the same periods last year. The increase in cost of goods sold is mainly due to the introduction of Trogarzo™.

Prior to the third quarter of 2018, cost of sales also included royalties due under the terms of the agreement terminating the collaboration and licensing agreement with EMD Serono, Inc., or the Termination Agreement. Following the closing of a note offering, or the Offering, on June 19, 2018, we used a portion of the net proceeds to make a full and final payment of US$23,850,000 to EMD Serono which enabled Theratechnologies to realize savings from a reduction of future payment obligations including royalty payments that were previously impacting the Company’s gross profit margins. In the three- and nine-month periods ended August 31, 2018, royalties recorded on EGRIFTA® sales amounted to nil and $1,699,000 compared to $1,107,000 and $2,880,000 during the same periods in 2017.

The payment in connection with the settlement of the future royalty obligation has been accounted for as an other asset on the consolidated statement of the financial position.

However, during the third quarter of 2018, an amortization of $1,599,000 has been recorded in relation to the asset generated by the early payment of the estimated royalties payable over the next four to five years.

R&D expenses in the three- and nine-month periods ended August 31, 2018 amounted to $2,790,000 and $7,624,000 compared to $3,088,000 and $8,762,000 in the comparable periods of fiscal 2017.

Several factors contributed to the lowering of R&D expenses including lower costs associated with two Phase 4 clinical trials, which amounted to $475,000 and $1,243,000 in the three- and nine-month periods ended August 31, 2018 compared to $505,000 and $1,584,000 in the comparable periods of fiscal 2017. On May 1, 2018, Theratechnologies announced that it had been released from its last post-approval commitments by the FDA (see note 25(e) of our audited annual consolidated financial statements for the year ended November 30, 2017).

For the three- and nine-month period ending August 31, 2018, the reduction in R&D expenses is also explained by a decrease in medical affairs initiatives as the approval of Trogarzo™ shifted more focus towards marketing initiatives. Costs associated with the development of the F4 Formulation were also down significantly. R&D expenses also include regulatory affairs activities, such as preparation for the European filing of Trogarzo™, quality assurance and medical affairs initiatives for Trogarzo™ and EGRIFTA®.

Selling and market development expenses in the three- and nine-month periods ended August 31, 2018 amounted to $6,798,000 and $21,142,000 compared to $7,074,000 and $18,032,000 in the comparable periods of fiscal 2017.

Compared to the same nine-month period last year, selling and market development expenses were impacted by higher spending to prepare the commercialization strategy of Trogarzo™ in Europe as well as expenses related to the launch meeting held in Montreal to train our sales force after the approval of Trogarzo™ by the FDA. Selling and market development expenses also include promotion of EGRIFTA® and Trogarzo™ in the territories where they are approved.

The amortization of the intangible asset value established for the EGRIFTA® and Trogarzo™, commercialization rights is also included in selling and market development expenses. We recorded an expense of $638,000 and $1,646,000 in the three- and nine-month periods ended August 31, 2018 compared to $486,000 and $1,494,000 in the prior-year periods.

General and administrative expenses in the three- and nine-month periods ended August 31, 2018 amounted to $1,945,000 and $5,100,000 compared to $1,293,000 and $4,225,000 reported in the comparable periods of fiscal 2017. The increase is mainly due to professional fees associated with business development initiatives related to our preparatory work in Europe and other projects.

Finance income, consisting of interest income, for the three- and nine-month periods ended August 31, 2018 was $229,000 and $429,000 compared to $95,000 and $244,000 in the comparable periods of fiscal 2017. Higher finance income is related to the interest on our higher liquidity position following the closing of the Offering.

Finance costs for the three- and ninth-month periods ended August 31, 2018 were $1,631,000 and $2,194,000 compared to $80,000 and $6,997,000 in the comparable periods of fiscal 2017. Finance costs include the interest on the convertible unsecured senior notes representing $866,000 and a loss of $375,000 on the repayment of the long-term obligation.

Finance costs no longer include losses related to the change in the fair value of warrant liability ($6,654,000 for the nine-month period ended August 31, 2017) as the last outstanding warrants were exercised in the third quarter of 2017.

Accretion expense was $352,000 and $876,000 for the three- and nine-month periods of 2018 compared to $288,000 and $1,090,000 for the same periods last year.

Adjusted EBITDA for the three- and nine- month periods ended August 31, 2018 was $2,735,000 and $(340,000) compared to $(2,046,000) and $(5,060,000) in the comparable periods of fiscal 2017. See “Non-IFRS Financial Measures” below.

Taking into account the revenue and expense variations described above, we recorded a net profit of $367,000 or nil earnings per share in the third quarter of fiscal 2018 and a net loss of $(4,720,000) or $(0.06) loss per share for the nine-month period ended August 31, 2018 compared a net loss of $2,882,000 or $(0.04) per share in the three months ended August 31, 2017 and a net loss of $14,234,000 or $(0.20) per share compared for the nine-month period ended August 31, 2017.

For the three- and nine-month periods ended August 31, 2018, cash flow generated from (used in) operating activities was $1,151,000 and $(4,122,000) compared to $(1,975,000) and $497,000 for the same periods last year.

In the third quarter of fiscal 2018, changes in operating assets and liabilities had a negative impact on cash flow of $817,000. These changes include an increase in trade and other receivables of $4,969,000 as a result of higher sales and a $4,767,000 increase in accounts payable and accrued liabilities.

In the first nine months of fiscal 2018, changes in operating assets and liabilities negatively affected cash flow by $2,030,000 compared to a positive impact on cash flow of $6,359,000 in the comparable period of fiscal 2017. The most significant changes in 2018 were an increase in trade and other receivables of $5,338,000, an increase of inventory of $1,883,000 partially offset by an increase of accounts payable and accrued liabilities of $5,192,000.

On June 19, 2018, Theratechnologies closed a transaction of a note offering, or the Offering, which grossed US$57,500,000 including the full exercise of the over-allotment option.

The notes are direct, senior, unsecured obligations of Theratechnologies and bear interest at a rate of 5.75% per annum, payable semi-annually on June 30 and December 31 of each year, commencing on December 31, 2018. The notes are convertible into common shares of the Company. (See note 9 of the Interim Financial Statements).

Theratechnologies used a portion of the net proceeds of the Offering to fund payments totaling US$23,850,000 due under the third amendment to the Termination Agreement entered into on May 29, 2018 with EMD Serono, or the Renegotiated Agreement. (See note 6 of the Interim Financial Statements).

The Renegotiated Agreement signed with EMD Serono enabled Theratechnologies to realize savings from a reduction of future payment obligations and also to eliminate a royalty payment that was previously impacting the Company’s operating cash flow.

As a result of the aforementioned transactions, as at August 31, 2018, cash, cash equivalents and bonds amounted to $66,490,000 compared to $32,929,000 at November 30, 2017.

Non-IFRS Financial Measures

Reconciliation of net profit or loss to adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA)

Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to net profit (loss) is presented in the table below. We use adjusted financial measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use Adjusted EBITDA to measure operating performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our business, and because we believe it provides meaningful information on our financial condition and operating results.

We obtain our Adjusted EBITDA measurement by adding to net profit or loss, finance income and costs, depreciation and amortization, and income taxes. We also exclude the effects of certain non-monetary transactions recorded, such as share-based compensation for the stock option plan and write-downs (or related reversals) of inventories, for our Adjusted EBITDA calculation. We believe it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring. Share-based compensation costs are a component of employee remuneration and can vary significantly with changes in the market price of the Company’s shares. In addition, other items that do not impact core operating performance of the Company may vary significantly from one period to another. As such, Adjusted EBITDA provides improved continuity with respect to the comparison of our operating results over a period of time. Our method for calculating Adjusted EBITDA may differ from that used by other companies.

Adjusted EBITDA

(In thousands of Canadian dollars)

	Three-month periods ended August 31,		Nine-month periods ended August 31,
	2018	2017	2018	2017
	$	$	$	$
Net loss	367	(2,882)	(4,720)	(14,234)
Add (deduct):
Depreciation and amortization	2,245	492	3,263	1,512
Finance costs	1,631	80	2,194	6,977
Finance income	(229)	(95)	(429)	(244)
Income tax recovery	(1,662)	—	(1,662)	—
Share-based compensation for stock option plan	239	204	872	821
Write-down of inventories	144	155	142	108

Adjusted EBITDA	2,735	(2,046)	(340)	(5,060)

Conference Call Details

A conference call will be held today at 8:30 a.m. (ET) to discuss the results. The conference call will be open to questions from financial analysts. Media and other interested individuals are invited to participate in the call on a “listen-only” basis.

The conference call can be accessed by dialling 1-877-223-4471 (North America) or 1-647-788-4922 (International). The conference call will also be accessible via webcast at http://www.gowebcasting.com/9644. Audio replay of the conference call will be available on the same day starting at 11:30 a.m. (ET) until October 18, 2018, by dialling 1-800-585-8367 (North America) or 1-416-621-4642 (International) and by entering the playback code 7764859.

About Theratechnologies

Theratechnologies (TSX: TH) is a specialty pharmaceutical company addressing unmet medical needs by bringing to market specialized therapies for people with orphan medical conditions, including those living with HIV. Further information about Theratechnologies is available on the Company’s website at www.theratech.com and on SEDAR at www.sedar.com.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this press release include, but are not limited to, statements regarding sales of TrogarzoTM and its impact on our operating results, the approval and commercialization of TrogarzoTM in Europe and the approval by the FDA of the new formulation of EGRIFTA®.

Forward-looking statements are based upon a number of assumptions and include, but are not limited to, the following: sales of TrogarzoTM and EGRIFTA® will continue to grow, TrogarzoTM will be approved for commercialization in Europe and the new formulation of EGRIFTA® will be approved by the FDA.

Forward-looking statements are subject to a variety of risks and uncertainties, many of which are beyond our control that could cause our actual results to differ materially from those that are disclosed in or implied by the forward-looking statements contained in this press release. These risks and uncertainties include, among others, the risk that sales of TrogarzoTM and EGRIFTA® do not increase or remain stable, that TrogarzoTM is not approved for commercialization in Europe and, if approved, we do not have the infrastructure in place to launch it promptly in this territory, and that the new formulation of EGRIFTA® is not approved by the FDA.

We refer potential investors to the “Risk Factors” section of our annual information form dated February 6, 2018 for additional risks regarding the conduct of our business and Theratechnologies. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

For media inquiries:

Denis Boucher

Vice President, Communications and Corporate Affairs

514-336-7800